UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:_____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

National Patent Development Corporation
Full Name of Registrant

Former Name if Applicable

903 Murray Road, PO Box 1960
Address of Principal Executive Office (Street and Number)

East Hanover, NJ 07936
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 14, 2010, National Patent Development Corporation (the “Registrant”) entered into a Settlement Agreement, dated May 14, 2010 (the “Settlement Agreement”), with The Merit Group, Inc. (“Merit”).  Disclosure of the Settlement Agreement is provided in the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission on May 17, 2010, which disclosure is incorporated herein by reference.

The Registrant’s entry into the Settlement Agreement has caused a delay in the Registrant’s finalization of its financial statements, and the analysis thereof, contained in its Quarterly Report on Form 10-Q for the period ended March 31, 2010 (the “Form 10-Q”) due to the additional time required to reflect the effect of the Settlement Agreement on such financial statements.  Accordingly, the Registrant is unable to file the Form 10-Q within the prescribed time period without unreasonable effort and expense.

The Registrant expects to file Form 10-Q within the five day extension period offered by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV– OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Ira J. Sobotko	(973)	428-4600 ext. 7131
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes     ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

National Patent Development Corporation
(Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2010	By:	/s/ IRA J. SOBOTKO
Name: Ira J. Sobotko
Title: Vice President and Chief Financial Officer